SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ___)1

                            The Female Health Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   00753C 10 2
                                   -----------
                                 (CUSIP Number)

                                 March 30, 2001
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]     Rule 13d-1(b)

                              [X]     Rule 13d-1(c)

                              [ ]     Rule 13d-1(d)


________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  00753C  10  2
            -------------

1)     Name  of  Reporting  Person     Richard  E.  Wenninger
                                       ----------------------
       I.R.S.  Identification  No.  of  Above  Person  (Entities  Only)


2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
       Instructions)

       (a)     [  ]

       (b)     [  ]


3)     SEC  Use  Only


4)     Citizenship  or  Place  of  Organization     U.S.A.
                                                    ------


     Number  of  Shares      5)     Sole  Voting  Power         1,242,792
     Beneficially  Owned                                        ---------
     By  Each  Reporting
     Person With             6)     Shared  Voting  Power           5,000
                                                                    -----

                             7)     Sole  Dispositive  Power    1,242,792
                                                                ---------

                             8)     Shared  Dispositive  Power      5,000
                                                                    -----

     9)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
            Person     1,247,792
                       ---------

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)     Percent  of  Class  Represented  by  Amount  in  Row  9     8.4%
                                                                    ----

12)     Type  of  Reporting  Person  (See  Instructions)     IN
                                                             --

Item  1(a)  Name  of  Issuer
----------------------------

     The  Female  Health  Company

Item  1(b)  Address  of  Issuer's  Principal  Executive  Offices.
----------------------------------------------------------------

     The  Female  Health  Company
     875  North  Michigan  Avenue
     Suite  3660
     Chicago,  IL  60611

Item  2(a)  Name  of  Person  Filing.
------------------------------------

     Richard  E.  Wenninger

Item  2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence.
-------------------------------------------------------------------------------

     Richard  E.  Wenninger
     Wenninger  Companies
     16875  W.  Ryerson  Road
     New  Berlin,  WI  53151

Item  2(c)  Citizenship.
-----------------------

     Richard  E.  Wenninger  is  a  citizen  of  the  United  States of America.

Item  2(d)  Title  of  Class  of  Securities.
--------------------------------------------

     Common  Stock,  par  value  $.01  per  share

Item  2(e)  CUSIP  Number.
-------------------------

     00753C  10  2

Item  3.  Filing  Status  if  Filed  Pursuant  to  Rule  13d-1(b)  or  13d-2(b).
-------------------------------------------------------------------------------

     Not  applicable.

Item  4.  Ownership.
-------------------

     (a)     Amount  Beneficially  Owned:  1,247,792
             ---------------------------

     (b)     Percent  of  Class:  8.4%
             ------------------

     (c)     Number  of  Shares  as  to  Which  Such  Person  Has:
             ----------------------------------------------------

          (i)     Sole  Power  to  Vote  or  to  Direct  the  Vote:  1,242,792
                  ------------------------------------------------

          (ii)     Shared  Power  to  Vote  or  to  Direct  the  Vote:  5,000
                   --------------------------------------------------

          (iii)     Sole  Power  to  Dispose  or  Direct  the  Disposition  of:
                    ----------------------------------------------------------
1,242,792

          (iv)     Shared  Power to Dispose or Direct the Disposition of:  5,000
                   -----------------------------------------------------

     The shares described above include (a) 500,000 shares of Common Stock subject to conversion of a Convertible Debenture due March 30, 2002 (based upon $250,000 of principal under such Convertible Debenture, divided by the minimum conversion rate of $0.50), and (b) 5,000 shares of Common Stock held by Mr. Wenninger's spouse (Mr. Wenninger disclaims beneficial ownership of the shares held by his spouse).

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class.
--------------------------------------------------------------

     Not  applicable.

Item  6.  Ownership  of  More  Than  Five  Percent  on Behalf of Another Person.
-------------------------------------------------------------------------------

     Not  applicable.

Item  7.  Identification and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
Security  Being  Reported  on  by  the  Parent  Holding  Company.
----------------------------------------------------------------

     Not  applicable.

Item  8.  Identification  and  Classification  of  Members  of  the  Group.
--------------------------------------------------------------------------

     Not  applicable.

Item  9.  Notice  of  Dissolution  of  Group.
--------------------------------------------

     Not  applicable.

Item  10.  Certification.
------------------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                              4-24-01
                                                     ---------------------------
                                                               Date

                                                     /s/  Richard  E.  Wenninger
                                                     ---------------------------
                                                              Signature

                                                        Richard  E.  Wenninger
                                                     ---------------------------
                                                             Name/Title